UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .

This Form 6-K consists of the following:

1.    Press release issued by ABB Ltd dated April 24, 2008.

2.    Announcements regarding transactions in ABB Ltd’s securities made by the directors or members of the Executive Committee.

The information provided by Item I above is deemed filed for all purposes under the Securities Exchange Act of 1934, including by reference in the Registration Statement on Form S-8 (Registration No. 333-129271).

ABB Group Q1 results 2008

Presss Release

ABB net income up 87% on energy efficiency and infrastructure demand

•                  Orders and revenues grow at a double-digit pace

•                  EBIT hits record $1.4 billion, EBIT margin at 17.0 percent

•                  Net income reaches $1 billion in the quarter, EPS up 76%

Zurich, Switzerland, April 24, 2008 – ABB’s first-quarter net income reached $1 billion, an increase of 87 percent compared to the same quarter in 2007, as global demand for more reliable power and improved industrial efficiency continued to grow and the company’s efforts to improve operational performance generated further benefits.

Earnings before interest and taxes (EBIT) reached a record $1.4 billion, up 65 percent from a year earlier. The EBIT margin increased to 17.0 percent from 13.2 percent in the first quarter of 2007. Approximately one percentage point of the EBIT margin in the first quarter resulted from gains on the mark-to-market treatment of hedging transactions. The gains were related mainly to the sharp decline in the value of the U.S. dollar and increases in commodity prices during the quarter.

Orders, revenues and EBIT increased in all divisions as market demand remained robust in all regions. Utilities continued to invest in new and refurbished power infrastructure while industrial customers, especially in the metals, minerals and marine sectors, further  expanded capacity on the back of high commodity prices. Industrial demand for more energy efficient technologies also continued to be a key growth driver.

“ABB experienced a very good start in 2008 across all businesses and regions,” said Michel Demaré, ABB’s Chief Executive Officer and Chief Financial Officer. “Demand from utilities and most of our major industrial markets remained strong around the world, especially in emerging economies, but also in the U.S. Customers continued to invest in areas where we are market and technology leaders – power infrastructure, energy efficiency and productivity.

“These excellent results also reflect our continuing strong operational performance,” Demaré added. “Lower cost sourcing, footprint optimization, better project execution and risk management, and more efficient capacity utilization all contributed to our improved results.”

			Change
2008 Q1 key figures	Q1 08	Q1 07(1)	US$	Local

$ millions unless otherwise indicated
Orders	10,943	8,565	28%	16%
Order backlog (end March)	26,820	18,371	46%	30%
Revenues	7,956	6,188	29%	17%
EBIT	1,353	819	65%
as % of revenues	17.0%	13.2%
Net income	1,003	537	87%
Basic net income per share ($)	0.44	0.25	76%
Cash flow from operating activities	464	303

(1) Adjusted to reflect the reclassification of activities to discontinued operations

Summary of Q1 2008 results

Orders received and revenues

The positive market environment experienced in 2007 continued into the first quarter of 2008. Order growth continued in all divisions, led by Process Automation, where metals, minerals and marine customers in all regions built new capacity or upgraded existing capacity to take advantage of high commodity prices and sustained demand. Automation Products and Power Products also reported strong order growth, especially in emerging economies, reflecting favorable demand across most industrial markets and ongoing investments by power utilities in new and upgraded infrastructure. Order growth in the Power Systems division was more modest, primarily the result of fewer large orders compared to the strong first quarter in 2007. Robotics orders also grew strongly in the quarter on higher demand from both general industry and the automotive market.

Regionally, order growth was strongest in Asia (up 42 percent; 30 percent in local currencies) as demand continued to grow across most market sectors. All divisions except Robotics recorded a strong double-digit order improvement in the region. Orders grew 19 percent in the Middle East and Africa (local currencies: 13 percent), and were especially strong in Power Products and Process Automation, reflecting in large part new investments to expand the metals and mining sector in the region. In the Americas, orders grew 14 percent (local currencies: 7 percent) and were higher in all divisions except Power Systems, where orders decreased in Canada and Brazil. The Automation Products, Process Automation and Robotics divisions all saw orders grow by at least 20 percent in the U.S. compared to the first quarter a year earlier as industrial markets remained favorable. In Europe, orders were higher in all divisions and grew 27 percent (local currencies: 13 percent) overall. The Power Systems, Process Automation and Robotics divisions showed the largest gains as customer investments increased for electrical equipment in power generation, oil and gas and minerals development, and general industrial automation, respectively.

The volume of large orders (more than $15 million) rose 55 percent (39 percent in local currencies) in the first quarter to $1.7 billion. Base orders (less than $15 million) were up 24 percent (13 percent in local currencies).

Revenues continued to grow strongly, reflecting execution of the large order backlog as well as increased demand in the quarter. The revenue improvement also reflects price increases implemented to offset higher raw material costs.

The order backlog at the end of March amounted to $26.8 billion, $8.4 billion higher (46 percent; 30 percent in local currencies) than at the end of the first quarter of 2007, and $4 billion higher than at the end of 2007 (up 18 percent; 13 percent in local currencies).

Earnings before interest and taxes

All divisions improved their EBIT and EBIT margins in the first quarter of 2008 as the result of volume growth, high capacity utilization, ongoing initiatives to de-bottleneck production facilities, more efficient supply management and greater sourcing of components from emerging economies. EBIT was further supported by the continuing favorable pricing environment in the quarter, especially in power infrastructure markets. EBIT results were also helped by an approximately $85-million positive impact from the mark-to-market treatment of hedging transactions which did not qualify for hedge accounting.

Net income

Net income for the quarter benefited from ABB’s strong cash position and low debt levels, which resulted in a positive finance net of $57 million compared to a net expense of $26 million in the same quarter of 2007. A favorable tax court ruling in northern Europe during the quarter contributed a further $25 million in interest income and $40 million in taxes to net income. The tax ruling also contributed to a reduction in the company’s tax rate to 25 percent from 28 percent in the same quarter in 2007.

Balance sheet and cash flow

Net cash at the end of the first quarter was $5.6 billion compared to $5.4 billion at the end of the previous quarter. The company purchased 9.4 million ABB shares in the amount of approximately $240 million in line with the previously announced Sfr. 2.2-billion share buy-back program, resulting in a cash outflow in the first quarter of approximately $180 million. The remaining $60 million is withholding tax to be remitted in the second quarter of 2008 (please refer to Appendix I for more information).

Cash flow from operations increased by approximately $160 million compared to the first quarter of 2007. Net working capital increased, particularly in the two product divisions, reflecting higher capacity utilization and the need to execute the large order backlog. Net working capital as a share of revenues increased to 12.3 percent in the first quarter from 12.1 percent in the same quarter a year ago, mainly the result of higher inventories to execute orders received in recent quarters that have not yet flowed through to revenues, as well as higher receivables. Also included in cash flow from operations was a planned payment to asbestos trusts of $25 million.

Compliance

ABB continues to cooperate with the U.S. Department of Justice and the U.S. Securities and Exchange Commission regarding various suspect payments that have occurred across several years. ABB also continues to cooperate with various anti-trust authorities, including the European Commission, regarding certain allegedly anti-competitive practices. As already communicated, the outcome of these matters as well as previously disclosed matters could have a material impact on the company’s consolidated operating results, cash flows and financial position.

Management changes

On February 13, 2008, ABB announced the departure of former CEO Fred Kindle due to irreconcilable differences about how to lead the company. Michel Demaré was appointed interim CEO in addition to his role as Chief Financial Officer.

Outlook

The global market for power transmission and distribution infrastructure is expected to remain buoyant over the rest of 2008. Demand is forecast to be driven in Europe and North America by the need for equipment replacement, improved grid reliability and efficiency and further grid interconnections. In Asia and the Middle East and Africa, demand is expected to be driven by the development of new power infrastructure.

The industrial automation market is expected to remain attractive in the emerging economies, driven by high commodity prices and the need for greater energy efficiency and process quality. In the mature economies, some countries or early-cycle sectors may see a dampening of demand related to slower overall economic growth, but the outlook for raw materials processing industries remains strong.

Based on these assumptions, and barring an extended recession in the global economy, ABB expects growth rates in 2008 of about 15-20 percent for its power-related activities and about 10 percent in its automation activities.

Divisional performance Q1 2008

			Change
Power Products division	Q1 08	Q1 07(1)	US$	Local

$ millions unless otherwise indicated
Orders	4,011	3,184	26%	15%
Order backlog (end March)	8,670	6,042	43%	29%
Revenues	2,622	2,033	29%	18%
EBIT	534	313	71%
as % of revenues	20.4%	15.4%
Cash flow from operating activities	194	87

(1) Adjusted to reflect the reclassification of activities to discontinued operations

Orders grew strongly in the first quarter and were up in all businesses and regions as power utilities continued to invest in new and refurbished grid infrastructure in all major markets. Order growth was strongest in the emerging economies of Asia and the Middle East. Orders were slightly higher in the Americas due to a modest increase in the U.S. In Europe, orders in Italy, Russia and Turkey supported 20-percent order growth (local currencies: 6 percent).

Revenues grew significantly in all businesses on increased productivity, execution of the order backlog and price increases in some product areas to compensate for higher raw material costs. As in the first quarter of 2007, there were no significant expenses in the first quarter this year related to the transformer consolidation program announced in 2005.

EBIT and EBIT margin rose, mainly reflecting the improved cost efficiency of higher factory loadings, continuing operational improvements and a supportive pricing environment.

			Change
Power Systems division	Q1 08	Q1 07	US$	Local

$ millions unless otherwise indicated
Orders	2,048	1,797	14%	4%
Order backlog (end March)	8,930	6,357	40%	25%
Revenues	1,673	1,154	45%	31%
EBIT	175	80	119%
as % of revenues	10.5%	6.9%
Cash flow from operating activities	74	17

Orders continued to increase in a favorable market during the first quarter, as higher base orders more than offset a reduction in large orders due mainly to the timing of contract awards. Orders for power plant electrification in the Netherlands and customer investments to strengthen local power grids in India contributed to strong order growth in Europe and Asia, respectively. Orders were lower in the Americas – as the result of a decrease in Canada and Brazil – and in the Middle East and Africa.

High revenue growth in the quarter reflected the execution of the strong order backlog. EBIT and EBIT margin increased on higher revenues, a tight focus on selling, general and administrative expenses and continued attention to project execution.

			Change
Automation Products division	Q1 08	Q1 07	US$	Local

$ millions unless otherwise indicated
Orders	3,070	2,411	27%	15%
Order backlog (end March)	4,360	3,006	45%	27%
Revenues	2,403	1,898	27%	14%
EBIT	457	309	48%
as % of revenues	19.0%	16.3%
Cash flow from operating activities	194	97

Industrial markets continued to develop favorably across all regions in the first quarter, leading to a further strong order increase. Construction markets, however, weakened compared to the first quarter in 2007.

Both base and large orders were higher compared to the same quarter a year ago. Orders grew in most major countries in both eastern and western Europe. Growth was also robust throughout the Americas, led by strong double-digit growth in the U.S. and Brazil. High growth rates continued in Asia, led by China and India, and in the Middle East and Africa.

Higher revenues followed the good order development during the quarter and benefited from the strong opening order backlog. Revenue growth and continued high capacity utilization led to a further increase in EBIT and EBIT margin.

			Change
Process Automation division	Q1 08	Q1 07	US$	Local

$ millions unless otherwise indicated
Orders	2,555	1,741	47%	31%
Order backlog (end March)	7,135	4,348	64%	42%
Revenues	1,749	1,383	26%	14%
EBIT	225	139	62%
as % of revenues	12.9%	10.1%
Cash flow from operating activities	139	83

Continuing strong demand from the process industries, especially metals, minerals and marine, resulted in a very strong order increase in the first quarter versus the same quarter in 2007. Customers continued to invest in both new capacity and improved productivity. Orders grew in all regions, supported by an increase in large orders during the quarter, while base orders also grew at a double-digit pace. In Europe, oil and gas and minerals investments in the Nordic countries were key drivers. Orders were sharply higher in the U.S. and Brazil, while marine investments in South Korea and higher spending by customers in China spurred order growth in Asia. In the Middle East and Africa, orders more than doubled, largely the result of major investments in the aluminum and cement sectors.

Revenue growth in the first quarter principally reflected execution of the order backlog as well as growth in the product and service businesses. Higher revenues, continued solid project execution and a higher proportion of product and service sales compared to system sales contributed to the higher EBIT and record EBIT margin.

			Change
Robotics division	Q1 08	Q1 07	US$	Local

$ millions unless otherwise indicated
Orders	456	378	21%	10%
Order backlog (end March)	662	516	28%	14%
Revenues	387	305	27%	15%
EBIT	25	15	67%
as % of revenues	6.5%	4.9%
Cash flow from operating activities	10	43

Orders rose in the quarter on higher demand from both general industry, such as packaging, consumer electronics and food processing, and the automotive sector, mainly in paint applications. Orders were higher in Europe, led by France and Germany, and in the Americas, primarily the U.S. In Asia, lower orders from South Korea and Japan more than offset increased demand in the rest of the region.

Revenues increased in the first quarter, mainly reflecting execution of the strengthening order backlog. Higher revenues and the higher proportion of sales to general industry contributed to the improvement in EBIT and EBIT margin.

More information

The 2008 Q1 results press release and presentation slides are available from April 24, 2008, on the ABB News Center at www.abb.com/news and on the Investor Relations homepage at www.abb.com/investorrelations.

ABB will host a press conference today starting at 9:00 a.m. Central European Time (CET). U.K. callers should dial +44 20 7107 0611. From Sweden, +46 8 5069 2105, and from the rest of Europe, +41 91 610 56 00. Lines will be open 15 minutes before the start of the conference. Audio playback of the call will start one hour after the call ends and will be available for 72 hours: Playback numbers: +44 20 7108 6233 (U.K.), +41 91 612 4330 (rest of Europe) or +1 (1) 866 416 2558 (U.S./Canada). The code is 19131, followed by the # key.

A conference call for analysts and investors is scheduled to begin today at 3:00 p.m. CET (9:00 a.m. EDT). Callers should dial +1 412 858 4600 (from the U.S./Canada) or +41 91 610 56 00 (Europe and the rest of the world). Callers are requested to phone in 15 minutes before the start of the call. The audio playback of the call will start one hour after the end of the call and be available for two weeks. Playback numbers: +1 866 416 2558 (U.S./Canada) or +41 91 612 4330 (Europe and the rest of the world). The code is 11603, followed by the # key.

Investor calendar 2008

ABB Ltd Annual General Meeting	May 8, 2008
Q2 2008 results	July 24, 2008
Q3 2008 results	Oct. 23, 2008

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs more than 110,000 people.

Zurich, April 24, 2008

Michel Demaré, CEO and CFO

Important notice about forward-looking information

This press release includes forward-looking information and statements including the sections entitled “Outlook” and “Appendix I,” as well as other statements concerning the outlook for our business. These statements are based on current expectations, estimates and projections about the factors that may affect our future performance, including global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd. These expectations, estimates and projections are generally identifiable by statements containing words such as “expects,” “believes,” “estimates,” “targets,” “plans” or similar expressions. However, there are many risks and uncertainties, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking information and statements made in this press release and which could affect our ability to achieve any or all of our stated targets. The important factors that could cause such differences include, among others, costs associated with compliance activities, the amount of revenues we are able to generate from backlog and orders received, raw materials prices, market acceptance of new products and services, changes in governmental regulations, fluctuations in interest rates and currency exchange rates and such other factors as may be discussed from time to time in ABB Ltd’s filings with the U.S. Securities and Exchange Commission, including its Annual Reports on Form 20-F. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

For more information please contact:

Media Relations: Thomas Schmidt, Wolfram Eberhardt (Zurich, Switzerland) Tel: +41 43 317 6568 Fax: +41 43 317 7958 media.relations@ch.abb.com	Investor Relations: Switzerland: Tel. +41 43 317 7111 Sweden: Tel. +46 21 329 108 USA: Tel. +1 203 750 7743 investor.relations@ch.abb.com	ABB Ltd Affolternstrasse 44 CH-8050 Zurich, Switzerland

ABB first-quarter (Q1) 2008 key figures

				Change
$ millions unless otherwise indicated		Q1 08	Q1 07(1)	US$	Local
Orders	Group	10,943	8,565	28%	16%
	Power Products	4,011	3,184	26%	15%
	Power Systems	2,048	1,797	14%	4%
	Automation Products	3,070	2,411	27%	15%
	Process Automation	2,555	1,741	47%	31%
	Robotics	456	378	21%	10%
	Corporate and other (Inter-division eliminations)	(1,197)	(946)
Revenues	Group	7,956	6,188	29%	17%
	Power Products	2,622	2,033	29%	18%
	Power Systems	1,673	1,154	45%	31%
	Automation Products	2,403	1,898	27%	14%
	Process Automation	1,749	1,383	26%	14%
	Robotics	387	305	27%	15%
	Corporate and other (Inter-division eliminations)	(878)	(585)
EBIT	Group	1,353	819	65%
	Power Products	534	313	71%
	Power Systems	175	80	119%
	Automation Products	457	309	48%
	Process Automation	225	139	62%
	Robotics	25	15	67%
	Corporate and other	(63)	(37)
EBIT margin (%)	Group	17.0%	13.2%
	Power Products	20.4%	15.4%
	Power Systems	10.5%	6.9%
	Automation Products	19.0%	16.3%
	Process Automation	12.9%	10.1%
	Robotics	6.5%	4.9%

(1) Adjusted to reflect the reclassification of activities to discontinued operations

ABB Q1 2008 orders received and revenues by region

$ millions	Orders received		Change		Revenues		Change
	Q1 08	Q1 07(1)	US$	Local	Q1 08	Q1 07(1)	US$	Local
Europe	5,151	4,045	27%	13%	3,652	2,971	23%	9%
Americas	1,781	1,559	14%	7%	1,432	1,124	27%	20%
Asia	3,008	2,118	42%	30%	1,976	1,476	34%	22%
Middle East and Africa	1,003	843	19%	13%	896	617	45%	35%
Group total	10,943	8,565	28%	16%	7,956	6,188	29%	17%

(1) Adjusted to reflect the reclassification of activities to discontinued operations

Appendix I

Reclassifications

Amounts reported for prior periods in the consolidated financial information have been reclassified to conform to the current period’s presentation, primarily as a result of the application of Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, in reflecting the results from discontinued operations.

Equity securities transactions

On February 13, 2008, the Company announced a share-buyback program up to a maximum value of CHF 2.2 billion (equivalent to $2 billion at then-current exchange rates). The Company intends to complete the buyback program prior to the Annual General Meeting of Shareholders in 2010 and to propose the cancellation of the shares at that meeting. A total of 9.37 million shares were repurchased under the program up to the end of March 2008, at a total cost of CHF 250 million ($242 million, using exchange rates effective at the respective repurchase dates). The repurchased shares are included in treasury stock in the consolidated balance sheet at March 31, 2008.

Employee benefits funding

In the first quarter of 2008 ABB made contributions of $55 million to its pension plans and $3 million in contributions to its other postretirement plans.

The planned “standard” contributions for the full year 2008, based on current plan structures, are approximately $220 million to defined benefit pension plans and approximately $12 million to other postretirement benefit plans.

The company expects that additional discretionary contributions will be made in the remaining part of the year.

Accounting pronouncements

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51 (SFAS 160) and revised Statement of Financial Accounting Standards No. 141, Business Combinations (SFAS 141(R)). Among other things, the statements require most assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at full fair value and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. The Company will apply SFAS 141(R) to business combinations occurring after the effective date. SFAS 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date.

Local currencies

The results of operations and financial position of many of ABB’s subsidiaries are recorded in the currencies of the countries in which those subsidiaries reside. The Company refers to these as “local currencies.” However, ABB reports its operational and financial results in U.S. dollars. Differences in our results in local currencies as compared to U.S. dollars are caused exclusively by changes in currency exchange rates.

Appendix II

Reconciliation of non-GAAP financial measures regarding Q1 2008

($ millions, unaudited)

EBIT margin
Earnings before interest and taxes (EBIT)	1,353
Revenues	7,956
EBIT margin (EBIT as % of revenues)	17.0%

Finance net
Interest and dividend income	89
Interest and other finance expense	(32)
Finance net	57

Net cash
Short-term debt and current maturities of long-term debt	(383)
Long-term debt	(2,338)
Total debt	(2,721)

Cash and equivalents	6,497
Marketable securities and short-term investments	1,865
Cash and marketable securities	8,362
Net cash	5,641

EBIT margin is calculated by dividing EBIT by total revenues. Management believes EBIT margin is a useful measure of profitability and uses it as a performance target.

Net cash is a financial measure that is calculated as the total of our cash and equivalents, marketable securities and short-term investments minus our total debt.

ABB Ltd Consolidated Income Statements

	Three Months Ended
$ in millions, except per share data (unaudited)	Mar. 31, 2008	Mar. 31, 2007 (1)

Sales of products	6,748	5,258
Sales of services	1,208	930
Total revenues	7,956	6,188
Cost of products	(4,470)	(3,659)
Cost of services	(801)	(614)
Total cost of sales	(5,271)	(4,273)
Gross profit	2,685	1,915
Selling, general & administrative expenses	(1,362)	(1,138)
Other income (expense), net	30	42
Earnings before interest and taxes	1,353	819
Interest and dividend income	89	50
Interest and other finance expense	(32)	(76)
Income from continuing operations before taxes and minority interest	1,410	793
Provision for taxes	(353)	(223)
Minority interest	(64)	(39)
Income from continuing operations	993	531
Income from discontinued operations, net of tax	10	6
Net income	1,003	537

Basic earnings per share
Income from continuing operations	0.43	0.24
Income from discontinued operations, net of tax	0.01	0.01
Net income	0.44	0.25
Weighted average basic shares (in millions)	2,295	2,190

Diluted earnings per share
Income from continuing operations	0.43	0.23
Income from discontinued operations, net of tax	—	0.01
Net income	0.43	0.24
Weighted average dilutive shares (in millions)	2,308	2,304

(1) Adjusted to reflect the reclassification of activities to discontinued operations

ABB Ltd Consolidated Balance Sheets

	Mar. 31,	Dec. 31,
$ in millions, except share data (unaudited)	2008	2007

Cash and equivalents	6,497	4,650
Marketable securities & short-term investments	1,865	3,460
Receivables, net	9,423	8,582
Inventories, net	5,543	4,863
Prepaid expenses	330	307
Deferred taxes	836	783
Other current assets	733	368
Assets held for sale and in discontinued operations	—	132
Total current assets	25,227	23,145

Financing receivables	490	487
Property, plant and equipment, net	3,527	3,246
Goodwill	2,503	2,421
Other intangible assets, net	273	270
Prepaid pension and other employee benefits	397	380
Investments in equity method companies	68	63
Deferred taxes	826	862
Other non-current assets	182	127
Total assets	33,493	31,001

Accounts payable, trade	4,425	4,167
Billings in excess of sales	954	829
Accounts payable, other	1,535	1,289
Short-term debt and current maturities of long-term debt	383	536
Advances from customers	2,215	2,045
Deferred taxes	484	371
Provisions and other	3,903	3,342
Accrued expenses	1,726	1,737
Asbestos obligations	77	101
Liabilities held for sale and in discontinued operations	—	62
Total current liabilities	15,702	14,479

Long-term debt	2,338	2,138
Pension and other employee benefits	659	631
Deferred taxes	471	407
Other liabilities	1,720	1,797
Total liabilities	20,890	19,452

Minority interest	610	592
Stockholders’ equity:
Capital stock and additional paid-in capital	5,641	5,634
Retained earnings	7,958	6,954
Accumulated other comprehensive loss	(1,070)	(1,330)
Less: Treasury stock, at cost (27,548,166 and 18,725,475 shares at March 31, 2008 and December 31, 2007)	(536)	(301)
Total stockholders’ equity	11,993	10,957
Total liabilities and stockholders’ equity	33,493	31,001

ABB Ltd Consolidated Statements of Cash Flows

	Three Months Ended
$ in millions (unaudited)	Mar. 31, 2008	Mar. 31, 2007
Operating activities
Net income	$1,003	$537
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	150	147
Provisions	18	(5)
Pension and postretirement benefits	(3)	(7)
Deferred taxes	120	41
Net gain from sale of property, plant and equipment	(17)	(13)
Income from equity accounted companies	(4)	(29)
Minority interest	64	40
Other	12	49
Changes in operating assets and liabilities:
Trade receivables	(427)	(153)
Inventories	(281)	(469)
Trade payables	29	122
Billings in excess of sales	96	22
Advances from customers	81	112
Other assets and liabilities, net	(377)	(91)
Net cash provided by operating activities	464	303

Investing activities
Changes in financing receivables	(2)	3
Purchases of marketable securities (other than trading) and short-term investments	(1,317)	(2,037)
Purchases of property, plant and equipment and intangible assets	(204)	(124)
Acquisition of businesses (net of cash acquired)	—	(26)
Proceeds from sales of marketable securities (other than trading) and short-term investments	2,910	1,898
Proceeds from sales of property, plant and equipment	23	19
Proceeds from sales of businesses and equity accounted companies (net of cash disposed)	24	112
Net cash provided by (used in) investing activities	1,434	(155)

Financing activities
Net changes in debt with maturities of 90 days or less	14	25
Increase in debt	125	49
Repayment of debt	(319)	(26)
Purchase of treasury shares	(182)	—
Dividends paid to minority shareholders	(1)	(5)
Other	10	(29)
Net cash provided by (used in) financing activities	(353)	14

Effects of exchange rate changes on cash and equivalents	276	2
Adjustment for the net change in cash and equivalents in assets held for sale and in discontinued operations	26	1
Net change in cash and equivalents - continuing operations	1,847	165

Cash and equivalents beginning of period	4,650	4,198
Cash and equivalents end of period	6,497	4,363

Supplementary disclosure of cash flow information
Interest paid	56	59
Taxes paid	250	158
Carrying value of debt and accrued interest converted into capital stock	—	660

ABB Ltd Consolidated Statements of Changes in Stockholders’ Equity

			Accumulated other comprehensive loss
$ in millions (unaudited)	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustment	Unrealized gain (loss) on available-for- sale securities	Pension and other post retirement plan adjustments	Unrealized gain (loss) on cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total stockholders’
Balance at January 1, 2007	$4,514	$3,647	$(1,462)	$(2)	$(629)	$74	$(2,019)	$(104)	$6,038
Comprehensive income:
Net income	—	537	—	—	—	—	—	—	537
Foreign currency translation adjustments	—	—	38	—	—	—	38	—	38
Effect of change in fair value of available-for-sale securities, net of tax	—	—	—	2	—	—	2	—	2
unecognized income related to pensions and other postretirement plans, net of tax	—	—	—	—	(3)	—	(3)	—	(3)
Change in derivatives qualifying as cash flow hedges, net of tax									(40)
Total comprehensive income									534
Treasury share transactions	(1)	—	—	—	—	—	—	1	—
Conversion of convertible bonds	654	—	—	—	—	—	—	—	654
Share-based payment arrangements	5	—	—	—	—	—	—	—	5
Balance at March 31, 2007	$5,172	$4,184	$(1,424)	—	$(632)	$34	$(2,022)	$(103)	$7,231

			Accumulated other comprehensive loss
$ in millions (unaudited)	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustment	Unrealized gain (loss) on available-for- sale securities	Pension and other post retirement plan adjustments	Unrealized gain (loss) on cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total stockholders’
Balance at January 1, 2008	$5,634	$6,955	$(906)	$7	$(486)	$55	$(1,330)	$(302)	$10,957
Comprehensive income:
Net income	—	1,003	—	—	—	—	—	—	1,003
Foreign currency translation adjustments	—	—	220	—	—	—	220	—	220
Foreign currency translation adjustments related to sold businesses	—	—	6	—	—	—	6	—	6
Effect of change in fair value of available-for-sale securities, net of tax	—	—	—	(4)	—	—	(4)	—	(4)
Unrecognized income related to pensions and other post retirement plans, net of tax	—	—	—	—	(8)	—	(8)	—	(8)
Change in derivatives qualifying as cash flow hedges, net of tax									46
Total comprehensive income									1,263
Treasury share transactions	(8)	—	—	—	—	—	—	8	—
Shares repurchased under buyback program	—	—	—	—	—	—	—	(242)	(242)
Share-based payment arrangements	15	—	—	—	—	—	—	—	15
Balance at March 31, 2008	$5,641	$7,958	$(680)	$3	$(494)	$101	$(1,070)	$(536)	$11,993

January – March 2008 – Q1

ABB Ltd announces that the following members of the Executive Committee or Board of Directors of ABB have purchased, sold or been granted ABB’s registered shares, warrants and warrant appreciation rights (“WAR”), in the following amounts:

Name	Date	Description	Purchased or Granted	Sold	Price
Peter Leupp	15 February 2008	Shares	3000		CHF 25.42
Diane de Saint Victor	15 February 2008	Shares	1200		CHF 25.20
Ravi Uppal	15 February 2008	Shares	2000		CHF 25.41
Michel Demaré	15 February 2008	Shares	4000		CHF 25.06
Veli-Matti Reinikkala	25 February 2008	Shares	2300		USD 23.99
Veli-Matti Reinikkala	25 February 2008	Shares	2700		USD 24.00

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: April 24, 2008	By:	/s/ Michel Gerber
	Name:	Michel Gerber
	Title:	Group Senior Vice President and Head of Investor Relations

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Vice President and
Assistant General Counsel